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                                September 13, 2022

       Raymond Ming Hui Lin
       Chief Executive Officer
       CLPS Incorporation
       c/o Unit 1102, 11th Floor, Millennium City III
       370 Kwun Tong Road, Kwun Tong, Kowloon
       Hong Kong SAR

                                                        Re: CLPS Incorporation
                                                            Registration
Statement on Form F-3
                                                            Filed August 18,
2022
                                                            File No. 333-266951

       Dear Mr. Lin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries in
China and that this structure involves unique risks to investors.
                                                        Provide a
cross-reference to your detailed discussion of these risks.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or
 Raymond Ming Hui Lin
FirstName LastNameRaymond Ming Hui Lin
CLPS Incorporation
Comapany 13,
September NameCLPS
              2022    Incorporation
September
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FirstName LastName
         completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Summary, page 4

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate
 Raymond Ming Hui Lin
FirstName LastNameRaymond Ming Hui Lin
CLPS Incorporation
Comapany 13,
September NameCLPS
              2022    Incorporation
September
Page 3    13, 2022 Page 3
FirstName LastName
         completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors
The Holding Foreign Companies Accountable Act could result in delisting..., page 5

7. Please update your discussion of the Holding Foreign Companies Accountable Act to
         disclose the Statement of Protocol signed by the PCAOB and the CSRC of
the People   s
         Republic of China on August 26, 2022. Please balance the disclosure regarding the
         Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.
Item 10. Undertakings, page II-1

8. We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to
         designate a trustee on a delayed basis. Please revise your registration statement to include the undertaking required by Item 512(j) of Regulation S-K.
Item 9. Exhibits, page II-1

9. Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and
201.04 of our Trust
         Indenture Act of 1939 Compliance and Disclosure Interpretations.
General

10. We note that your definition of "PRC" and "China" in your Form 20-F for the fiscal year ended June 30, 2021 excludes Hong Kong and Macau. Please state clearly in the prospectus that references to the PRC and China include Hong Kong and Macau.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Raymond Ming Hui Lin
CLPS Incorporation
September 13, 2022
Page 4

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameRaymond Ming Hui Lin
                                                         Division of
Corporation Finance
Comapany NameCLPS Incorporation
                                                         Office of Technology
September 13, 2022 Page 4
cc:       James Zhang
FirstName LastName